Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS INCLUDED IN A WEBPAGE THAT LAUNCHED AFTER THE CLOSE

OF MARKET ON AUGUST 8, 2014. THE WEBPAGE CAN BE ACCESSED AT

HTTP://WWW.CJENERGY.COM/NEWS-EVENTS/ABOUT-THE-CJ-NABORS-TRANSACTION.


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07/30/14
C&J Energy Services Announces Second Quarter 2014 Results
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About the C&J-Nabors Transaction

About the C&J-Nabors Transaction

As announced on June 25, 2014, we have entered into an agreement to acquire the Completion and Production Services businesses of Nabors Industries, which we refer to as "NCPS", in a transaction valued at approximately $2.86 billion at the time of signing. We expect to close this transaction by the end of 2014, although the exact date cannot be predicted at this time, as it is contingent on certain closing conditions, including approval by C&J stockholders.

The combination of C&J Energy Services with NCPS will create the fifth-largest completion and production services provider in North America, with operations spread across the United States and into Western Canada. Our combined company will possess greatly increased capacity for our premium hydraulic fracturing, coiled tubing and wireline offerings, and introduce cementing to our suite of best-in-class completion services. The addition of NCPS' industry-leading production services business will also bring meaningful diversification to our operations. Upon closing of the transaction, we will possess:

- Approximately 1.1 million hydraulic fracturing horsepower
- Approximately 1,500 fluid management trucks
- 683 workover rigs
- Over 100 wireline units
- Over 70 cementing trucks
- Over 35 coiled tubing units
- Over 10,000 talented employees operating across the U.S. and into Western Canada

Bringing together these two great organizations will accelerate C&J's long-term growth strategy and also enable us to capitalize on new

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C&J Energy News

07/30/14
C&J Energy Services Announces Second Quarter 2014 Results

07/21/14
C&J Energy Services Announces Timing of Second Quarter 2014 Earnings Release and Investor Call

07/02/14
C&J Energy Services to Combine with Nabors' Completion and Production Businesses in Transaction Valued at $2.86 Billion

» See all news

- Over 10,000 talented employees operating across the U.S. and into Western Canada

» See all news

Bringing together these two great organizations will accelerate C&J's long-term growth strategy and also enable us to capitalize on new growth opportunities through our greater scale, geographic reach, service capabilities and operating efficiencies.

We are confident that our combined company will be well positioned to deliver substantial value to our stockholders, considerable opportunities for our employees and enhanced services to our customers. We appreciate the enthusiasm and support this transaction continues to receive from these important stakeholders.

Expanded Geographic and Operational Presence

Among the many key strategic benefits of this transaction that we have highlighted are the immediate increases in scale, geographic reach, service capabilities and operating efficiencies. Combining with NCPS will make us bigger and better equipped to serve our customers, and enable us to introduce an expanded service offering to new customers and new areas.

Our geographic footprint will include a significant presence in all major U.S. basins and into Western Canada.


Nabors Completion & Production Facilities
Nabors Completion & Production SWDs
C&J Facilities

We believe that combining with NCPS will make us better positioned strategically, operationally and financially to capitalize on opportunities to further expand our market share in North America and build our presence internationally.

Continued Commitment to Efficiency and Superior Execution

C&J's operations and service offerings will continue "business as

We believe that combining with NCPS will make us better positioned strategically, operationally and financially to capitalize on opportunities to further expand our market share in North America and build our presence internationally.

Continued Commitment to Efficiency and Superior Execution
C&J's operations and service offerings will continue "business as usual" to best serve our customers until the transaction has closed. At all times, we remain committed to our operating philosophy and focused on the fundamentals, including providing the most efficient and effective solutions for our customers and creating value for our investors.

We are eager to integrate our operations as soon as possible. We believe that the complimentary nature of C&J's and NCPS' businesses will enable even greater operating efficiencies, as we leverage the complementary strengths of each to better serve our customers. NCPS shares our commitment to hard work and dedicated customer service. Together, we will continue:

- Offering unique value-added solutions
- Providing leading technical expertise
- Delivering superior customer service
- Producing high-performance equipment and products
- Executing with exceptional levels of safety, efficiency and service quality

We are confident our customers will benefit from our enhanced ability to provide more services, in more places. We look forward to discussing our expanded service offerings with our customers in greater detail upon closing of the transaction.

Integration
We are determined to achieve a successful and seamless transition for C&J's and NCPS' businesses, employees and customers. We have engaged a management consulting firm to work with our joint integration team to develop a comprehensive integration plan. We are excited to welcome our new employees and look forward to working with them to realize the many benefits offered by the joining of our companies.

We Invite You to Learn More via the Links Below:
Press Release – C&J Energy Services to Combine with Nabors' Completion and Production Business in Transaction Valued at $2.86 Billion

Press Release – Nabors Announces Agreement to Combine its Completion & Production Services Businesses with C&J Energy Services

C&J Energy Services Investor Presentation for Announcement Conference Call - June 25, 2014

www.cjenergy.com/news-events/about-the-cj-nabors-transaction

Conference Call - June 25, 2014

C&J Energy Services Updated Investor Presentation - July 7, 2014

Contacts:
Employees
AskC&J@cjenergy.com

Investors
investors@cjenergy.com

Media
Abernathy MacGregor
Tom Johnson
(212) 371-5999
tbj@abmac.com

Important Information for Investors and Stockholders

This area of our website is designated for the publication of documents and information in connection with the proposed merger of C&J Energy Services, Inc. ("C&J") and the completion and production services businesses of Nabors Industries Ltd. ("Nabors"). The information contained in this website is made available for information purposes only and is subject to the terms and conditions set out below. The documents included in this area of the website speak only at the specified date of the relevant document.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited ("Red Lion"), a subsidiary of Nabors, will file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J. Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors internet website at www.nabors.com under the tab "Investor

internet website at www.nabors.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting Nabors' Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J's internet website at www.cjenergy.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting C&J's Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J's proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies' control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of C&J to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of C&J's business and operations

www.cjenergy.com/news-events/about-the-cj-nabors-transaction

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies' control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of C&J to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of C&J's business and operations with Red Lion's business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

C&J cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in C&J's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning C&J, the proposed transaction or other matters attributable to C&J or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and C&J does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.